Contact

www.linkedin.com/in/mattchandler3 (LinkedIn)
infiniteeco.studio/ (Company)

Top Skills

Practice Partner
Partner Relationship Management
Real Estate Development Projects

Languages

English

Matt Chandler

Co-Creator of Impactful Businesses @InfiniteEco | Helping ClimateTech & Circular Economy Companies Scale | Focused on Building the Future, One Connection at a Time
Golden, Colorado, United States

Summary

I design, architect, and build profitable, sustainable businesses by helping entrepreneurs unlock their full potential.

With years of experience as a serial entrepreneur, I’ve developed a strong track record of driving product-market fit, scaling companies to 8 figures, and creating profitable growth. My Zone of Genius lies in quickly identifying what’s holding a business back and crafting solutions that align with the company’s strengths and customer needs.

Throughout my career, I’ve embraced being a seasoned generalist, with a deep understanding of how all areas of business interconnect. I know when to apply broad knowledge and when to bring in specialized expertise to push boundaries. Leading high-performing teams and fostering environments where innovation can thrive has been a hallmark of my journey.

What sets me apart is my ability to think outside the box, spot hidden opportunities, and craft creative, value-driven strategies that others might overlook. I’m passionate about empowering entrepreneurs to refine their approach, connect with the right resources, and execute on their vision to achieve lasting success.

Experience

InfiniteEco
Managing Partner
January 2024 - Present (1 year)
Golden, Colorado, United States

As Managing Partner at InfiniteEco, I lead our Venture Studio in empowering ClimateTech and Circular Economy companies to overcome the unique challenges of scaling and commercialization. Our team works as an embedded

partner, providing strategic guidance, commercialization expertise, and fractional executive leadership to help innovative companies realize their full potential.

At InfiniteEco, we take a hands-on approach, working alongside each company's leadership to uncover barriers to growth, design customized roadmaps, and align resources for execution. Our role encompasses everything from strategic planning and securing key partnerships to optimizing operations for sustainable growth. Our team's focus is on empowering companies to operate independently and successfully, building the capabilities they need to thrive long-term without relying on us or the founders.

With a mission to accelerate meaningful change, InfiniteEco transforms promising technologies into profitable, resilient businesses that drive a sustainable future. We're dedicated to helping our partners achieve market success while making a lasting positive impact on the planet.

Resource Dynamics*
Interim Chief Executive Officer
August 2024 - Present (5 months)
Golden, Colorado, United States

Our Venture Studio, InfiniteEco, serves as both the commercialization partner and fractional executive leadership team for Resource Dynamics, enabling them to rapidly scale and maximize their impact in sustainable technology. We strategically guide Resource Dynamics in building and deploying their advanced pyrolysis technology, which is transforming waste into valuable raw materials through an innovative and eco-friendly approach.

As their commercialization partner, InfiniteEco brings a team of seasoned entrepreneurs and industry experts who work hands-on with Resource Dynamics, guiding their growth journey from technical innovation to market readiness. We drive each phase of development, from securing critical certifications (like ISO and ISCC) to establishing corporate partnerships, facilitating grants, and structuring the go-to-market strategy.

With our fractional executive leadership, we fill Resource Dynamics' C-suite roles, providing expertise across strategic planning, finance, operations, and business development. Our approach ensures Resource Dynamics stays nimble and resilient, while we provide the top-level leadership necessary for executing high-stakes decisions without the need for full-time executives.

Together, we're committed to making Resource Dynamics a market leader in sustainable waste transformation, connecting them to the right investors, strategic partners, and clients to foster their long-term success.

okom wrks labs
Interim Chief Executive Officer
September 2024 - Present (4 months)
Golden, Colorado, United States

At InfiniteEco, our Venture Studio partners with Okom as both their commercialization ally and fractional executive leadership team, advancing the future of sustainable building with structural mycelium-based composites. Okom transforms agricultural waste into high-strength materials that leverage mycelium's unique properties, creating eco-friendly solutions with applications across multiple industries.

As Okom's commercialization partner, InfiniteEco brings a specialized focus on product-market fit, regulatory strategy, and scalable growth. We collaborate closely with Okom to craft a pathway that accelerates their impact—from prototyping and patenting key mycelium-based technologies to navigating rigorous testing and compliance needed for structural applications. By building alliances with organizations like Argonne National Laboratory and Autodesk, we support Okom in refining its technology, ensuring it meets stringent standards and is prepared to scale.

In our role as fractional executive leadership, we provide strategic oversight and day-to-day management across finance, operations, and business development, allowing Okom access to seasoned expertise without full-time executive hires. InfiniteEco is committed to amplifying Okom's vision for sustainable building by helping them redefine the possibilities of mycelium-based composites and delivering a commercially viable path to widespread adoption.

Infinity Connect
Partner
September 2021 - April 2024 (2 years 8 months)
Golden, Colorado, United States

At Infinity Connect, my role is to work with small businesses to quickly identify what's holding them back from being profitable and reaching their full potential. I step in temporarily as a founding partner and leader of the executive team to gain a deep understanding of the challenges, pinpoint the obstacles, and design a clear, actionable path forward.

Once the plan is in place, I connect the business with the right people, resources, and solutions to execute it, ensuring sustainable growth. My goal is always to empower the team with the tools and structure they need to succeed long-term, so the business can thrive without relying on me or the founders. I focus on what's best for the business and how to build it for lasting success.

AlcHempist
Founding Partner & Advisor
November 2020 - January 2024 (3 years 3 months)
Denver, Colorado, United States

I am a founding partner and board member of the AlcHempist LLC. We create consumer based products using unique combinations of the Hemp and Cannabis plant.

International Functional Foods Association
Board Member
September 2020 - December 2023 (3 years 4 months)
Boulder, Colorado, United States

Emergent Wellness LLC
Advisor
December 2018 - December 2023 (5 years 1 month)
Boulder, Colorado

I am a co founder in Emergent Wellness, and serve in business development. I help connect emerging alternative health and wellness organizations with other core value and mission aligned organizations with each other to accomplish both organizations goals. I currently have focuses on connecting organizations in the cannabis industry, all natural food and beverage industries, and biotechnology industries.

Wholesam
Managing Partner
April 2022 - November 2023 (1 year 8 months)
Los Angeles Metropolitan Area

I serve as the integrator and a managing partner with WholeSam.

Sunshine Connect
Business Development Executive

September 2019 - November 2023 (4 years 3 months)
Boulder, Colorado, United States

I connect hemp, CBD, and natural products companies to solutions that grow and scale their businesses. We work mainly with early-stage startups as an advisor, strategist, investor, and connector.

Sunshine Marketplace
CEO & Co-Founder
May 2017 - December 2018 (1 year 8 months)
Boulder CO

Sunshine specializes in cannabinoid extraction and water solubilization of cannabinoids. We supply bulk all natural, solvent free, water soluble CBD. We also help existing cannabis companies water solubilize their own hemp extracts.

Infinity Solutions
Real Estate Developer
January 2007 - December 2017 (11 years)
Oklahoma, United States

I led the ownership and operation of multiple real estate brokerages and property management companies, while also developing land into residential and commercial properties across Oklahoma.

Estate Financial Services
Loan Officer
February 2007 - December 2008 (1 year 11 months)

Worked as a loan officer for a local brokerage. Through the job I learned a lot about the mortgage business and the process of mortgage loans. I worked with investors, realtors, and the people who were inquiring for the mortgage loan.

Education

University of Central Oklahoma
Bachelor of Business Administration (B.B.A.), Real Estate · (2005 - 2010)